Exhibit 99.1

Olicom Reports Full-Year 2003 Financial Results

Copenhagen, Denmark, February 5, 2004 – Olicom A/S (NASD other OTC: OLCMF) (“Olicom” or “the Company”) today reported financial results for the fiscal year ended December 31, 2003.

Key highlights of the year include:

•	For 2003, Olicom’s net result was a profit of tDKK 9,214 ($1.5 million), which is better than the previously announced expectations for 2003. The result of primary operations was a loss of tDKK 7,185 ($1.2 million), of which valuation adjustments of portfolio companies amounted to a profit of tDKK 4,035 ($0.7 million). The result of discontinued business was a profit of tDKK 14,623 ($2.5 million), which primarily relates to the reversal of previously made write-downs of accounts receivables and a further refund of customs duty.

•	Shareholders’ equity at year-end was DKK 237 million ($39.8 million) corresponding to DKK 13.97 ($2.34) per share outstanding at the end of 2003.

•	The Company’s cash position at the end of 2003 amounted to DKK 41 million ($6.9 million).

•	In 2003, the Company has only made follow-up investments in existing portfolio companies and has concentrated on the continuous development of these portfolio companies.

•	In 2004, the Company will concentrate on further development of the existing portfolio companies. Until the Company’s cash position has been strengthened as a consequence of successful exits, investments in new portfolio companies will only be made when particularly favorable opportunities are offered. With a view to better exploit the Company’s management capacity, the Company will look into the possibilities of further developing the cooperation with other venture capital companies as well as with institutional investors. As a result of an expected continuous growth in the portfolio companies’ earnings and new investors’ expected participation in follow-up investments, Olicom’s own participation in follow-up investments in existing portfolio companies is expected not to exceed DKK 10 million ($1.7 million).

•	With one exception, the Company’s existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. During the last months of 2003 market conditions were generally improved. Should this improvement appear to be temporary or should the portfolio companies be unable to benefit thereby, it cannot be precluded that portfolio companies may be wound up. The Company believes that several of the portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers, however, with no positive result so far. Whether such exits can be carried through is uncertain, for which reason the Company’s expected result for 2004 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value thereof during 2004, the Company expects a negative result for 2004 in the order of DKK 10 million ($1.7 million).

SELECTED FINANCIAL DATA

During 2000, the Company’s business activities underwent significant change. In accordance with the Danish Company Accounts Act of 2001 comparison figures for 1999 to 2002 have been included, but due to the change in activity, the figures for 1999 can only to a small extent be compared to the subsequent years.

Key Figures (in thousands except per share amounts):

	1999	2000	2001	2002	2003	2003
	DKK	DKK	DKK	DKK	DKK	USD*)
						Conve-nience
						trans-lation
CONSOLIDATED STATE- MENTS OF INCOME
Valuation adjustments of portfolio companies	0	-2,609	-27,739	-22,790	4,035	677
Administrative expenses	0	24,569	17,249	16,733	11,220	1,883
Income (loss) from primary operations	0	-27,178	-44,988	-39,523	-7,185	-1,206
Other operating income	0	175	810	593	877	147
Other operating expenses	0	198	796	598	877	147
Foreign currency gains and losses, net	0	20,132	101	-113	306	51
Other financial items, etc	0	5,817	6,820	6,380	1,470	247
Income (loss) before income tax	0	-1,252	-38,053	-33,261	-5,409	-908
Income tax of net income	0	0	0	0	0	0
Ordinary result after tax	0	-1,252	-38,053	-33,261	-5,409	-908
Income of discontinued business operations	-539,411	82,735	42,972	15,025	14,623	2,454
Net income (loss)	-539,411	81,483	4,919	-18,236	9,214	1,546
BALANCE SHEET DATA
Working capital	164,490	221,204	181,410	116,902	105,482	17,705
Total assets	372,162	308,271	286,898	248,718	243,428	40,860
Total shareholders’ equity at end of year	168,632	243,100	244,347	227,034	236,591	39,712
TANGIBLE FIXED ASSETS
Purchase of tangible fixed assets, gross	32,117	304	1,361	22	129	22

     Key Figures (in thousands except per share amounts) (Continued):

	1999	2000	2001	2002	2003	2003
	DKK	DKK	DKK	DKK	DKK	USD*)
						Convenience
						translation
KEY FIGURES
Book value per share at end of year	9.44	13.96	14.27	13.40	13.97	2.34
Share price, at year-end (DKK)	6.17	10.96	8.67	4.98	7.64	1.28
Return on equity (%)	129.9	39.6	2.0	-7.7	4.0	0.67
Earnings (loss) per share	-30.20	4.6	0.28	-1.07	0.54	0.09
Weighted average shares outstanding	17,864	17,726	17,294	17,035	16,938
Number of employees at end of year	60	10	10	10	6

The key figures have been prepared in accordance with the Association of Danish Financial Analysts’ “Recommendations and Key Figures 1997” (Den Danske Finansanalytikerforenings “Anbefalinger og Nøgletal 1997” on basis of the Olicom Group’s accounting policies.

*) For convenience amounts in DKK have been translated into US$ applying the year-end rate of DKK 5,9576 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.

Olicom A/S in 2003

Since May, 2000, the Company has carried on venture capital business with a view to creating value through the development of new products and services based on innovative technology within information and communication technology.

In addition to its listing on the Copenhagen Stock Exchange, Olicom’s common shares are quoted on NASD other OTC. The Company continues the work in connection with deregistration of the Company’s shares in the U.S.

In accordance with its new strategy, the Company made 11 investments during 2000 and 2001, an additional 2 investments were made in 2002, while no new investments were made in 2003. In 2003, the Company has concentrated on the continuous development of existing investments. One investment was exited at a loss in 2001, while four investments were wound up at a loss in 2002. No investments were exited or wound up in 2003.

Investment in portfolio companies
At year-end, the Company’s portfolio consisted of investments in 8 companies.

Sifira A/S
 Sifira has developed a number of messaging products reaching from a simple web-based answering machine with optional extra functionalities to advanced solutions for small and medium-sized companies. The products are sold in Scandinavia on a service or license basis to mobile and fixed wire operators and service providers. In 2003 Sifira signed its first contract with a mobile service provider under which all subscribers are using Sifira’s advanced answering machine. Sifira is currently negotiating with other telephone companies concerning corresponding solutions. Should some of these negotiations be fruitful, Sifira will in 2004 obtain a balanced cashflow. At year-end, the Company had invested DKK 18 million ($3.0 million) in Sifira and owned 57.2% of the company. Furthermore, the Company has granted a loan to Sifira. Sifira has 13 employees.

Interactive Television Entertainment ApS
 Interactive Television Entertainment ApS (“ITE”) is especially known for its Hugo game character, which today is present in more than 30 geographical markets. The company’s main activity is the publishing of games for PC, Sony Playstation and Nintendo Gameboy. In certain markets the sale of games is supported by ITE’s interactive TV concept. ITE is one of very few companies in Scandinavia which possess the know-how and technology necessary for developing multi-platform games, and ITE has capitalized on this advantage by developing games for the new generation of mobile phones in cooperation with leading producers of mobile phones. In 2003 ITE showed progress in most markets, but due to distribution problems in the important German market, ITE experienced a reduction in sales. However, due to expense reductions ITE obtained an improved result at EBITDA level. In 2004 ITE expects to improve turnover as well as result. The Company has invested DKK 22.4 million ($3.8 million) in ITE and owns 100% of the company. Furthermore, the Company has granted a loan to ITE. ITE has 40 employees.

Hymite A/S
 Hymite develops technology for automated manufacturing of optical modules and products for sealing such modules deployed within the optical tele and data communications market and within MEMS (microelectromechanical systems). Hymite’s concept for multifunctional optical modules will provide substantial cost savings compared to existing state-of-the-art technologies, where components are separately deployed. Hymite has several patents pending on the basis of its technology. Hymite has in 2003 signed a number of cooperation agreements concerning the development of prototypes, which are expected to lead to volume agreements or license agreements where the customer is responsible for the volume production. The Company has invested DKK 13 million ($2.2 million) in Hymite and owns 19.3% of the company, and the investment is syndicated with an international group of investors. Furthermore, the Company has granted a loan to Hymite. At its offices in Lyngby and Berlin, Hymite has 21 employees in total.

LH Comlog A/S
 Comlog is a mobile data technology company, which develops and markets fleet management systems for the transportation industry. Comlog has developed a range of mobile data terminals based on GSM mobile data technology and GPS – the satelite based global positioning system. The GSM technology enables terminals to send and receive data in most of the world, and the GPS system enables the terminals to determine their geographical position accurate to a few meters. In 2003, Comlog experienced a growth in turnover of 25% and further progress is expected in 2004. The Company’s investment in Comlog, which was made in cooperation with a Danish investor, amounts to DKK 12.5 million ($2.1 million) and the Company owns 22.5% of Comlog. Comlog has 28 employees.

Scalado AB
 Scalado, which is located in Lund, Sweden, has developed solutions and applied for three patents for rendering and transferring digital image information independent of communication technology. Due to the rapidly increasing popularity of cameras integrated in mobile phones, Scalado decided in 2003 to focus on this market as the company’s technology is very suitable for supporting the use of cameras in mobile phones. Scalado has signed some agreements with producers of mobile phones and expects to sign additional agreements in 2004. The Company has invested DKK 16.3 million ($2.7 million) in Scalado and owns 37.3% of the company. The investment was made in cooperation with a Swedish investor. Furthermore, the Company has granted a loan to Scalado. Scalado has 15 employees.

Decuma AB
 Decuma, which is also located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. Decuma’s products are sold on an OEM basis to producers of such handheld devices. Decuma’s patented Geometrical Invariant Technology (GIT) adds several advantages compared to traditional methods for handwriting recognition, including higher precision in recognizing characters and recognition of rotated, angled and shaky writing. The market for Decuma’s products has developed slower than anticipated, but in spite thereof a new financing round of DKK 23 million ($3.9 million) was carried through with Sony Venture Capital Europe and Industrifonden as the biggest investors. The Company has invested DKK 14.3 million ($2.4 million) in Decuma and owns 16.8% of the company. Decuma has 18 employees.

Danacell A/S
 Danacell has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. Danacell’s immediate plan is to complete development of the lithium polymer technology and license it to battery manufacturers. It is expected that the underlying principles for Danacell’s patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells. In 2003 the company has concentrated on documenting the technology’s advantages. Due to various reasons this work has been delayed, but after reorganizing the project it is now expected that Danacell will be able to finalize this work in 2004. The Company has invested DKK 1.2 million ($0.2 million) in Danacell and owns 16.7% of the company. Furthermore, the Company has granted a loan to Danacell.

Tpack A/S
 Tpack develops technology and products, which enable suppliers of optical SONET/SDH transmission systems to upgrade their products to support new intelligent data services based on IP and Ethernet like VPN (Virtual Private Network), dynamic adjustment of bandwidth and QoS (Quality of Service). Tpack’s solutions aim at teleoperators, who seek new ways to increase their revenue and who wish to reduce their operating expenses without making new big investments. Tpack enables operators to expand their existing network with new data services for IP, VPN and Ethernet at the same time as the utilization of bandwidth is improved. The demand for Tpack’s technology has been very strong, and in 2003 Tpack signed cooperation agreements with two very important players on the world market for equipment and chips for Ethernet over SDH and Sonet. Measured in DKK these contracts secure Tpack a turnover of a double digit amount in millions over the coming years. The Company has invested DKK 12.5 million ($2.1 million) in Tpack and owns 22.3% of the company. The investment was made in cooperation with an international group of investors. Tpack has 46 employees.

Divested and discontinued business operations
During the last half of 1999, the Company sold its main activities in three transactions with Madge, Intel and Motorola, respectively. In 2003, the Company continued to fulfill the obligations which the Company assumed in connection with transactions implemented in 1999, signed transfer agreements as well as other agreements relating to discontinued business operations. The Company’s restructuring has generally been completed with lower costs than expected when the Company announced its 2002 full-year result. Accordingly, part of the provisions with respect to the 1999 transactions and subsequent restructuring has been reversed.

Only a few activities in connection with the restructuring are still outstanding. These primarily relate to the final winding up of foreign subsidiaries. The Company has accrued provisions to cover the currently expected costs in this regard.

The Company’s discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand, from where the equipment was exported to Denmark. For this import, the Company paid customs duty in accordance with the rating specified by the Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by the Company from 1996 to 1999. In this connection, the Company made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company had recorded DKK 29 million ($4.9 million) as income in the Financial Statements for 2001, representing the expected refund with the addition of interest until year-end. As the final settlement of the accepted part of the Company’s demand was higher than estimated, a further amount of DKK 5.9 million ($1.0 million) had been recorded in 2002. The Company filed an appeal to the National Tax Tribunal concerning the part of the judgment from February 18, 2002, which the court found against Olicom. The National Tax Tribunal rendered a decision on March 21, 2003 upholding the Company’s alternative claim, and an additional amount of DKK 2 million ($0.3 million) has been recorded as income in the Financial Statements for 2003.

Results
For 2003, the Company’s net result was a profit of DKK 9.2 million ($1.5 million), compared to the previously announced expectations of a loss of DKK 10 million ($1.7 million). This positive deviation is primarily due to valuation adjustments of portfolio companies of DKK 4 million ($0.7 million) and result of discontinued operations of DKK 14.6 million ($2.5 million).

Result from primary operations
The result of the Company’s primary operations was a loss of DKK 7 million ($1.2 million). Of this, valuation adjustments of portfolio companies amounted to DKK 4 million ($0.7 million), which only includes the Company’s valuation adjustments of portfolio companies.

In 2003, the Company’s administrative expenses amounted to DKK 11 million ($1.8 million) and DKK 17 million ($2.9 million) in 2002.

Financial items
In 2003, the Group had a financial net income amounting to DKK 2 million ($0.3 million) compared to DKK 6 million ($1.0 million) the year before.

In 2003, the Group had a net income of DKK 0.3 million ($0.1 million) relating to foreign currency contracts and exchange rate adjustments of monetary assets in US dollars.

Income taxes
The result for 2003 is not taxable.

Result of discontinued activities
The Group had a profit of DKK 14.6 million ($2.5 million) relating to discontinued activities. This is generally due to the fact that the restructuring activities have been completed with lower costs than expected. Items worth mentioning are the refund of customs duty, where the Company in 2003 received DKK 2 million ($0.3 million) more than expected when the Company announced its 2002 full-year result as well as completion of accounts receivable accruals with lower costs than expected.

Result for the year
For 2003, the Company’s net result was a profit of DKK 9.2 million ($1.5 million) compared to the previously announced expectation of a loss of approx. DKK 10 million ($1.7 million). This positive deviation is primarily due to valuation adjustments of portfolio companies, recognition of previous write-downs on accounts receivables, which have been terminated with a better result than expected, and income concerning the refund of customs duty.

BALANCE SHEET

Financial fixed assets
Investments in portfolio companies have increased to DKK 110 million ($18.5 million) due to additional investments in existing portfolio companies as well as write-ups and write-downs of portfolio investments. Accounts receivable with portfolio companies has increased to DKK 20 million ($3.4 million) due to subordinated loans to existing portfolio companies.

Cash and cash equivalents
At the end of 2003, cash and cash equivalents amounted to DKK 41 million ($6.9 million) corresponding to 17% of total assets.

Cash flow
The Group’s total cash position by the end of the year amounted to DKK 41 million ($6.9 million). Olicom had a cash flow of DKK 6.6 million ($1.1 million) from operating activities, including discontinued operations. Investments in portfolio companies amounted to DKK 8.7 million ($1.5 million).

Shareholders’ equity
Shareholders’ equity at year-end was DKK 237 million ($39.8 million) corresponding to 97% of total assets of DKK 243 million ($40.8 million). By year-end 2002, the shareholders’ equity was DKK 227 million ($38.1 million).

Treasury shares
In 2003, the Company has acquired no additional treasury shares.

Developments in 2004
Since the end of the financial year, no material matters have occurred with respect to the Company.

Expectations for 2004
In 2004, the Company will concentrate on further development of the existing portfolio companies. Until the Company’s cash position has been strengthened as a consequence of successful exits, investments in new portfolio companies will only be made when particularly favorable opportunities are offered. With a view to better exploit the Company’s management capacity, the Company will look into the possibilities to further develop the cooperation with other venture capital companies as well as with institutional investors. Due to an expected continuous growth in the portfolio companies’ earnings and new investors’ expected participation in follow-up investments, Olicom’s own participation in follow-up investments in the existing portfolio companies is not expected to exceed DKK 10 million ($1.7 million).

With one exception, the Company’s existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. During the last months of 2003 market conditions were generally improved. Should this improvement appear to be temporary or should the portfolio companies be unable to benefit thereby, it cannot be precluded that portfolio companies may be wound up. The Company believes that several of the portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers, however, with no positive result so far. Whether such exits can be carried through is uncertain, for which reason the Company’s expected result for 2004 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value hereof during 2004, the Company expects a negative result for 2004 in the order of DKK 10 million ($1.7 million).

Dividends
It is proposed that no dividends are paid for 2003.

Financial Statements
The Company’s printed financial statements are expected to be available on March 4, 2004. This present announcement and the complete financial statements will be available on Olicom’s web site: www.olicom.com.

Annual General Meeting
Olicom’s Annual General Meeting will be held at the Radisson SAS Royal Hotel, Hammerichsgade 1, 1611 Copenhagen V, Denmark on Thursday, April 1, 2004 at 3.00 p.m.

Attachments
The Group Income Statement, Balance Sheets and a specification of the development of shareholders’ equity are enclosed as attachments.

Virum, February 5, 2004

The Board of Directors

About Olicom A/S

Further information is available on Olicom’s web site: www.olicom.com.

     Except for historical information contained herein, the matters discussed this Press Release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and Form 6-K, which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Contact information

Boje Rinhart, CEO
Olicom A/S
+45 (45) 27 00 00

CONSOLIDATED STATEMENTS OF INCOME

			2003
			USD
	2002	2003	Convenience
	DKK 1,000	DKK 1,000	translation
Revaluation of portfolio companies	-22,790	4,035	677
Administrative expenses	16,733	11,220	1,883

INCOME (LOSS) FROM PRIMARY OPERATIONS	-39,523	-7,185	-1,206
Other operating income	593	877	147
Other operating expenses	598	877	147

INCOME (LOSS) BEFORE INTEREST	-39,528	-7,185	-1,206
Financial income	7,464	2,379	399
Financial expenses	1,084	909	152
Foreign currency gains (losses), net	-113	306	51

INCOME (LOSS) BEFORE TAX	-33,261	-5,409	-908
Income tax of net income	0	0	0

INCOME (LOSS) FROM CONTINUED BUSINESS OPERATIONS	-33,261	-5,409	-908

Income (loss) before tax from discontinued business operations	14,074	14,252	2,392
Income tax of discontinued business operations	-951	-371	-62

INCOME (LOSS) OF DISCONTINUED BUSINESS OPERATIONS	15,025	14,623	2,454

NET INCOME (LOSS)	-18,236	9,214	1,546

CONSOLIDATED BALANCE SHEETS

			2003
			USD
	2002	2003	Convenience
	DKK 1,000	DKK 1,000	translation
ASSETS
Leasehold improvements	0	17	3
Equipment	167	63	10

TANGIBLE FIXED ASSETS	167	80	13

Outstanding amounts, portfolio companies	10,000	20,000	3,357
Investments in portfolio companies	97,663	110,410	18,533

FINANCIAL FIXED ASSETS	107,663	130,410	21,890

TOTAL FIXED ASSETS	107,830	130,490	21,903

Long-term receivables	2,302	619	104

LONG-TERM RECEIVABLES	2,302	619	104

Outstanding amounts, portfolio companies	37,835	68,236	11,453
Accounts receivable	996	362	61
Other outstanding amounts	1,856	2,045	343
Outstanding amounts, tax	26	0	0
Deposits and prepaid expenses	2,712	350	59

RECEIVABLES	43,425	70,993	11,916

CASH AND CASH EQUIVALENTS	95,161	41,326	6,937

TOTAL CURRENT ASSETS	140,888	112,938	18,957

TOTAL ASSETS	248,718	243,428	40,860

CONSOLIDATED BALANCE SHEETS

			2003
			USD
	2002	2003	Convenience
	DKK 1,000	DKK 1,000	translation
LIABILITIES
Share capital	4,339	4,339	728
Revaluation reserve	0	286	48
Treasury shares	-9,534	-9,534	-1,600
Retained earnings	232,229	241,500	40,536

TOTAL SHAREHOLDERS’ EQUITY	227,034	236,591	39,712

Restructuring charges	13,686	1,033	174

PROVISIONS	13,686	1,033	174

Accounts payable	3,175	2,270	381
Income taxes payable	157	0	0
Other accrued expenses	4,666	3,534	593

CURRENT LIABILITIES	7,998	5,804	974

TOTAL CURRENT LIABILITIES	7,998	5,804	974

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	248,718	243,428	40,860

SHAREHOLDERS’ EQUITY

	Share-	Revaluation	Treasury	Retained	Total	Total
	capital	reserve	shares	earnings	DKK	USD
						Convenience
						translation

Balance at Jan. 1, 2002	4,339	0	-7,937	247,945	244,347	41,014
Acquisition of 218.958 treasury shares			-1,597		-1,597	-268
Currency losses/gains				2,520	2,520	423
Net income (loss)				-18,236	-18,236	-3,061

Balance at Jan.1, 2003	4,339	0	-9,534	232,229	227,034	38,108
Currency losses/gains				343	343	58
Income brought forward		-3,749		3,749	0	0
Net income (loss)		8,965		5,179	9,214	1,546

Balance at Dec. 31, 2003	4,339	286	-9,534	241,500	236,591	39,712

Balance at Dec. 31, 2003 (USD)	728	48	-1,600	40,536	39,712